Exhibit 99.1
Home Inns Reports First Quarter 2010 Financial Results
Revenues Increased 28% Year over Year to RMB 683 Million
Shanghai, May 11, 2010 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the first quarter ended March 31, 2010.
First Quarter 2010 Financial Highlights
•	Total revenues for the first quarter increased 28.3% year over year to RMB 682.9 million (US$100.0 million), exceeding the guidance range of RMB 650 million to RMB 670 million.
•
Net income attributable to Home Inns’ shareholders for the quarter was RMB 46.1 million (US$6.7 million), including share-based compensation expenses of RMB 9.4 million (US$1.4 million), gain on buy-back of convertible bonds of RMB 0.5 million (US$0.07 million) and foreign exchange loss of RMB 0.3 million (US$0.05 million). This compares to a net income attributable to Home Inns’ shareholders of RMB 0.5 million (US$0.07 million) in the first quarter of 2009, which included gain on buy-back of convertible bonds of RMB 16.4 million (US$2.4 million), share-based compensation expenses of RMB 8.1 million (US$1.2 million) and foreign exchange gain of RMB 0.04 million (US$0.01 million).

•
Income from operations for the quarter was RMB 61.6 million (US$9.0 million), compared to a loss from operations of RMB 17.1 million (US$2.5 million) in the same period of 2009. Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 71.0 million (US$10.4 million) for the quarter, compared to a loss of RMB 9.0 million (US$1.3 million) in the same period of 2009.

•
EBITDA (non-GAAP) for the quarter was RMB 145.7 million (US$21.3 million). Excluding gain from buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted EBITDA (non-GAAP) for the quarter was RMB 154.9 million (US$22.7 million), compared to RMB 60.4 million (US$8.8 million) in the same period of 2009, representing a year-over-year increase of 156.2%.

•	Diluted earnings per ADS for the quarter were RMB 1.08 (US$0.16), while adjusted diluted earnings per ADS (non-GAAP) for the quarter were RMB 1.30 (US$0.19).
Diluted earnings per ADS and adjusted diluted earnings per ADS (non-GAAP) exclude gain on buy-back of convertible bonds. Adjusted diluted earnings per ADS (non-GAAP) also exclude foreign exchange loss and share-based compensation expenses. Please refer to “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
“Our first quarter performance continued to benefit from our strategic initiatives and a strengthening Chinese economy. Our key metrics compared favorably not only to our 2009 results a year ago but also our historical peaks in 2008,” said Mr. David Sun, Home Inns’ Chief Executive Officer. “Together with effective cost control measures, the upwardly trending performance of our mature hotels and a carefully balanced ratio of franchised to leased hotels, we are expecting to deliver steady margins in the upcoming quarters, even as we add new units to our network of hotels.”

Operational Highlights
•
During the first quarter of 2010, Home Inns opened a net of 22 franchised-and-managed hotels. As of March 31, 2010, the Home Inns hotel chain operated across 121 cities in China, with 638 hotels of which 390 were leased-and-operated hotels, including one H Hotel (Home Inns’ premium brand hotel), and 248 were franchised-and-managed hotels. The average number of guest rooms per hotel was 116.

•	As of March 31, 2010, Home Inns had an additional 13 leased-and-operated hotels and 70 franchised-and-managed hotels contracted.
•
As of March 31, 2010, Home Inns had 2.8 million active non-corporate members, representing a 100% increase from 1.4 million as of March 31, 2009. Non-corporate members consistently contribute to more than 50% of room nights sold.

•
The occupancy rate for all hotels in operation was 90.5% in the first quarter of 2010, compared with 82.6% in the same period in 2009 and 92.9% in the previous quarter. The year-over-year increase was mainly due to continued improvements in macroeconomic conditions in China and a less dilutive impact from fewer new hotels opened this year. The sequential decrease in occupancy resulted from normal seasonality as business activity tends to slow down in the first quarter due to the Chinese New Year holidays.

•
RevPAR, defined as revenue per available room, was RMB 144 in the first quarter of 2010, compared with RMB 130 in the same period in 2009 and RMB 149 in the previous quarter. The RevPAR increase year over year was attributable to a higher occupancy rate as well as a slightly higher average daily rate, or ADR. RevPAR declined sequentially as a result of the seasonality described above.

•
RevPAR for Home Inns’ hotels that had been in operation for at least 18 months was RMB 151 for the first quarter of 2010, compared to RMB 137 for the same group of hotels in the first quarter of 2009. This positive comparison was attributable to both higher occupancy rate and higher ADR.

“We are very pleased to see our average daily rates stabilizing,” continued Mr. Sun. “For the first time since our strategic expansion into lower-tier cities, the trend of gradual decline in ADR over the past quarters is now reversing. In addition, our productive effort to restore new hotel pipeline means Home Inns is on track to achieve our expansion goals for 2010 and beyond.”
First Quarter 2010 Financial Results
For the first quarter of 2010, Home Inns’ total revenues increased by 28.3% year over year to RMB 682.9 million (US$100.0 million).
Total revenues from leased-and-operated hotels for the first quarter of 2010 were RMB 637.1 million (US$93.3 million), representing a 27.0% increase year over year and a 3.0% decrease sequentially. The year-over-year increase was the result of a larger leased-and-operated hotel portfolio, a greater number of mature hotels, and higher RevPAR, while the sequential decline was due to seasonally lower occupancy rate in the first quarter.
Total revenues from franchised-and-managed hotels for the first quarter of 2010 were RMB 45.8 million (US$6.7 million), representing a 50.4% increase year over year and a 7.8% increase sequentially. Revenues from franchised-and-managed hotels for the quarter increased as a result of the higher number of such hotels in operation, as well as higher RevPAR as discussed above. Sequentially, the increase was due to a larger number of such hotels in operation, despite lower occupancy due to normal seasonality. Home Inns opened a net of 22 new franchised-and-managed hotels during the first quarter of 2010.

Total operating costs and expenses for the first quarter of 2010 were RMB 579.3 million (US$84.9 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter were RMB 569.9 million (US$83.5 million), or 83.5% of total revenues, representing a 12.1% increase year over year.
Total leased-and-operated hotel costs for the first quarter of 2010 were RMB 521.8 million (US$76.4 million), representing 81.9% of the leased-and-operated hotel revenues. This compared to 93.7% for the same quarter in 2009 and 77.9% for the previous quarter. The decrease in leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenue year over year was primarily due to fewer hotels under construction, resulting in substantially lower pre-opening expenses, as well as improved overall RevPAR in this quarter. The sequential increase in percentage was mainly due to lower RevPAR and hence lower revenues per hotel.
Sales and marketing expenses for the first quarter of 2010 were RMB 7.5 million (US$1.1 million) or 1.1% of total revenues, a decrease of 13.8% year over year and a decrease of 20.3% sequentially.
General and administrative expenses for the first quarter of 2010 were RMB 50.1 million (US$7.3 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 40.7 million (US$6.0 million), or 6.0% of the total revenues, compared with 5.6% of the total revenues in the same period of 2009 and 6.1% in the previous quarter.
The above resulted in income from operations for the quarter of RMB 61.6 million (US$9.0 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 71.0 million (US$10.4 million), compared to a loss of RMB 9.0 million (US$1.3 million) in the same period of 2009 and a gain of RMB 92.9 million (US$13.6 million) in the previous quarter. The main reasons for the increase in income from operations year over year were higher revenues and better leased-and-operated hotel expense ratios, while the sequential decrease was due to seasonally lower RevPAR resulting in lower revenues.
EBITDA (non-GAAP) for the first quarter of 2010 was RMB 145.7 million (US$21.3 million). Excluding gain on buy-back of convertible bonds, foreign exchange loss and share-based compensation expenses, adjusted EBITDA (non-GAAP) was RMB 154.9 million (US$22.7 million), an increase of 156.2% from the same period a year ago.
Net income attributable to Home Inns’ shareholders for the quarter was RMB 46.1 million (US$6.7 million). Adjusted net income attributable to Home Inns’ shareholders (non-GAAP), which excludes gain on buy-back of convertible bonds, share-based compensation expenses and foreign exchange loss, was RMB 55.2 million (US$8.1 million) for the first quarter of 2010, compared with a net loss of RMB 7.9 million (US$1.2 million) from the same period a year ago.
For the first quarter of 2010, basic earnings per share were RMB 0.57 (US$0.08), while diluted earnings per share were RMB 0.54 (US$0.08). Basic earnings per ADS were RMB 1.15 (US$0.17), while diluted earnings per ADS were RMB 1.08 (US$0.16). Excluding gain on buy-back of convertible bonds, share-based compensation expenses and foreign exchange loss, adjusted basic earnings per share (non-GAAP) were RMB 0.69 (US$0.10), while adjusted diluted earnings per share (non-GAAP) were RMB 0.65 (US$0.10). Adjusted basic earnings per ADS (non-GAAP) were RMB 1.38 (US$0.20), and adjusted diluted earnings per ADS (non-GAAP) were RMB 1.30 (US$0.19).

Net operating cash flow for the first quarter of 2010 was RMB 80.2 million (US$11.7 million) representing a 47% increase from first quarter of 2009. Capital expenditures incurred for the quarter were RMB 59.1 million (US$8.7 million), while related cash spent during the quarter was RMB 80.9 million (US$11.9 million) which included settlement of payables.
At the end of the first quarter of 2010, Home Inns had cash and cash equivalents of RMB 794.1 million (US$116.3 million), and the outstanding balance of its convertible bonds was RMB 326.0 million (US$47.8 million)for principal and accrued interest. During the first quarter of 2010, Home Inns repurchased and retired RMB 37.5 million (US$5.5 million) of convertible bonds.
Outlook for Second Quarter and Full Year of 2010
Home Inns expects its total revenues in the second quarter of 2010 to be in the range of RMB 790 million (US$115.7 million) to RMB 810 million (US$118.7 million), representing a 23-26% year-over-year increase. Home Inns now expects its total revenues for the full year of 2010 to grow between 20-24% over 2009, an increase from the 18-22% guidance it previously announced when it discussed its 2009 year-end results in March 2010, reflecting the impact from the recent improvement in economic environment and operating performance. This forecast reflects Home Inns’ current and preliminary view, which is subject to change.
Conference Call Information
Home Inns’ management will hold an earnings conference call at 9 PM on May 11, 2010 U.S. Eastern Daylight Time (9 AM on May 12, 2010 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	+10-800-130-0399
Hong Kong:	+852-3002-1672
U.S. (toll free):	+1-866-543-6403
U.S. and International:	+1-617-213-8896

Passcode for all regions:	Home Inns
A replay of the conference call may be accessed by phone at the following numbers until 10 PM on May 18, 2010 U.S. Eastern Daylight Time.

U.S. toll free:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	24956059
Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

Annual Report
Home Inns filed its Annual Report on Form 20-F for the year ended December 31, 2009 with the Securities and Exchange Commission on April 21, 2010. The Annual Report on Form 20-F can be accessed through the “SEC Filings” page on the Home Inns website at http://english.homeinns.com. Home Inns will provide a hard copy of its complete audited financial statements free of charge to its shareholders and ADS holders upon request. Requests should be directed to zjruan@homeinns.com or Investor Relations Department, Home Inns & Hotels Management Inc., No.124 Caobao Road, Xuhui District, Shanghai 200235, People’s Republic of China.
About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.
Non-GAAP Financial Measures
To supplement Home Inns’ unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: total operating expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, adjusted basic and diluted earnings and ADS per share excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds, EBITDA and adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bonds. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity and both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns’ operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns’ operational and financial performance with industry peers.
One of the limitations of using non-GAAP adjusted gross profit, adjusted EBITDA and adjusted net income is that they do not include all items that impact Home Inns’ net income for the period. These non-GAAP measures exclude share-based compensation expenses, which have been and will continue to be a significant recurring expense in its business. In addition, its EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.
The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns’ future results will be unaffected by other charges and gains Home Inns considers to be outside the ordinary course of its business.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
FD Beijing
Peter Schmidt
Tel: +86-10-8591-1953
Email: peter.schmidt@fd.com

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Balance Sheet

	December 31, 2009	March 31, 2010
	RMB ’000	RMB ’000	US$ ’000
ASSETS
Current assets:
Cash and cash equivalents	829,592	794,088	116,336
Accounts receivable	32,069	39,977	5,857
Receivables from related parties	3,136	4,515	661
Consumables	15,319	12,725	1,864
Prepayments and other current assets	53,054	51,223	7,504
Deferred tax assets, current	38,918	38,338	5,617

Total current assets	972,088	940,866	137,839

Property and equipment, net	1,905,307	1,867,609	273,610
Goodwill	390,882	390,882	57,265
Intangible assets, net	43,184	42,050	6,160
Other assets	33,861	39,561	5,796
Deferred tax assets, non-current	109,626	114,597	16,789

Total assets	3,454,948	3,395,565	497,459

LIABILITIES
Current liabilities:
Accounts payable	21,654	18,697	2,739
Payables to related parties	3,815	2,822	413
Convertible bond, current	363,506	326,017	47,762
Salaries and welfare payable	103,667	58,260	8,535
Income tax payable	61,764	57,682	8,451
Other taxes payable	15,361	18,044	2,643
Deferred revenues	57,232	61,477	9,007
Accruals for customer reward program	13,331	14,460	2,118
Other unpaid and accruals	67,502	62,085	9,096
Other payables	217,798	183,611	26,899

Total current liabilities	925,630	803,155	117,663

Deferred rental	155,612	156,991	23,000
Deferred revenues, non-current	45,240	47,293	6,929
Deposits	20,735	22,925	3,359
Unfavorable lease liability	14,585	14,242	2,086
Deferred tax liability, non-current	11,577	11,317	1,658

Total liabilities	1,173,379	1,055,923	154,695

Commitments and contingencies

Shareholders’ equity

Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 80,303,510 and 80,397,484 shares issued and outstanding as of December 31, 2009 and March 31, 2010, respectively)	3,209	3,213	471
Additional paid-in capital	1,798,086	1,808,591	264,964
Statutory reserves	67,591	67,591	9,902
Retained earnings	399,218	445,270	65,233

Total Home Inns shareholders’ equity	2,268,104	2,324,665	340,570

Noncontrolling interests	13,465	14,977	2,194

Total shareholders’ equity	2,281,569	2,339,642	342,764

Total liabilities and shareholders’ equity	3,454,948	3,395,565	497,459

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.8258 on March 31, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	March 31, 2009	December 31, 2009	March 31, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
Revenues:
Leased-and-operated hotels	501,735	656,505	637,073	93,333
Franchised-and-managed hotels	30,472	42,493	45,825	6,713

Total revenues	532,207	698,998	682,898	100,046
Less: Business tax and related surcharges	(32,674)	(42,996)	(41,942)	(6,145)

Net revenues	499,533	656,002	640,956	93,901

Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities	(205,827)	(207,136)	(223,723)	(32,776)
Personnel costs	(108,965)	(111,097)	(116,702)	(17,097)
Depreciation and amortization	(67,499)	(73,226)	(79,982)	(11,716)
Consumables, food and beverage	(37,720)	(43,290)	(36,791)	(5,390)
Others	(49,961)	(76,622)	(64,579)	(9,461)

Total leased-and-operated hotel costs	(469,972)	(511,371)	(521,777)	(76,440)

Sales and marketing expenses	(8,668)	(9,374)	(7,474)	(1,095)
General and administrative expenses*	(37,970)	(52,111)	(50,058)	(7,334)

Total operating costs and expenses	(516,610)	(572,856)	(579,309)	(84,869)

(Loss)income from operations	(17,077)	83,146	61,647	9,032

Interest income	3,254	1,066	1,615	237
Interest expense	(4,052)	(1,576)	(435)	(64)
Gain on buy-back of convertible bond	16,406	2,076	500	73
Other non-operating income	446	7,734	2,352	345
Foreign exchange gain/(loss), net	44	(35)	(319)	(47)

(Loss)income before income tax expense and noncontrolling interests	(979)	92,411	65,360	9,576

Income tax benefit/(expense)	1,971	(22,434)	(17,796)	(2,607)

Net income	992	69,977	47,564	6,969

Less:Net income attributable to noncontrolling interests	(540)	(1,595)	(1,512)	(222)

Net income attributable to Home Inns’ shareholders	452	68,382	46,052	6,747

Earnings per share
— Basic	0.01	0.86	0.57	0.08

— Diluted	(0.20)	0.79	0.54	0.08

Weighted average ordinary shares outstanding
— Basic	71,338	79,423	80,330	80,330

— Diluted	76,376	84,817	84,873	84,873

* Share-based compensation expense was included in the statement of operations as follows:

General and administrative expenses	8,053	9,767	9,361	1,371
Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.8258 on March 31, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended March 31, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(521,777)	76.4%	—	0.0%	(521,777)	76.4%
Sales and marketing expenses	(7,474)	1.1%	—	0.0%	(7,474)	1.1%
General and administrative expenses	(50,058)	7.3%	9,361	1.4%	(40,697)	6.0%

Total operating costs and expenses	(579,309)	84.8%	9,361	1.4%	(569,948)	83.5%

Income from operations	61,647	9.0%	9,361	1.4%	71,008	10.4%

	Quarter Ended March 31, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	US$ ’000		US$ ’000		US$ ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(76,440)	76.4%	—	0.0%	(76,440)	76.4%
Sales and marketing expenses	(1,095)	1.1%	—	0.0%	(1,095)	1.1%
General and administrative expenses	(7,334)	7.3%	1,371	1.4%	(5,963)	6.0%

Total operating costs and expenses	(84,869)	84.8%	1,371	1.4%	(83,498)	83.5%

Income from operations	9,032	9.0%	1,371	1.4%	10,403	10.4%

	Quarter Ended December 31, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(511,371)	73.2%	—	0.0%	(511,371)	73.2%
Sales and marketing expenses	(9,374)	1.3%	—	0.0%	(9,374)	1.3%
General and administrative expenses	(52,111)	7.5%	9,767	1.4%	(42,344)	6.1%

Total operating costs and expenses	(572,856)	82.0%	9,767	1.4%	(563,089)	80.6%

Income from operations	83,146	11.9%	9,767	1.4%	92,913	13.3%

	Quarter Ended March 31, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ’000		RMB ’000		RMB ’000
	(unaudited)		(unaudited)		(unaudited)

Leased-and-operated hotel costs	(469,972)	88.3%	—	0.0%	(469,972)	88.3%
Sales and marketing expenses	(8,668)	1.6%	—	0.0%	(8,668)	1.6%
General and administrative expenses	(37,970)	7.1%	8,053	1.5%	(29,917)	5.6%

Total operating costs and expenses	(516,610)	97.0%	8,053	1.5%	(508,557)	95.6%

Loss from operations	(17,077)	3.2%	8,053	1.5%	(9,024)	1.7%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.8258 on March 31, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31, 2009	December 31, 2009	March 31, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to Home Inns’ shareholders (GAAP)	452	68,382	46,052	6,747

Foreign exchange (gain)/loss, net	(44)	35	319	47

Share-based compensation	8,053	9,767	9,361	1,371

Gain on buy-back of convertible bond	(16,406)	(2,076)	(500)	(73)

Adjusted net (loss)/income attributable to Home Inns’ shareholders (Non-GAAP) (Net (loss)/income attributable to Home Inns’ shareholders excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond)	(7,945)	76,108	55,232	8,092

	Quarter Ended
	March 31, 2009	December 31, 2009	March 31, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	0.01	0.86	0.57	0.08

— Diluted	(0.20)	0.79	0.54	0.08

Weighted average ordinary shares outstanding
— Basic	71,338	79,423	80,330	80,330

— Diluted	76,376	84,817	84,873	84,873

Adjusted earnings per share (Non-GAAP) (Earnings per share excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond)
— Basic	(0.11)	0.96	0.69	0.10

— Diluted	(0.11)	0.90	0.65	0.10

Weighted average ordinary shares outstanding
— Basic	71,338	79,423	80,330	80,330

— Diluted	71,338	84,817	84,873	84,873

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.8258 on March 31, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	March 31, 2009	December 31, 2009	March 31, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributable to Home Inns’ shareholders	452	68,382	46,052	6,747
Interest income	(3,254)	(1,066)	(1,615)	(237)
Interest expenses	4,052	1,576	435	64
Income tax (benefit)/expense	(1,971)	22,434	17,796	2,607
Depreciation and amortization	69,564	77,992	83,008	12,161

EBITDA (Non-GAAP)	68,843	169,318	145,676	21,342

Foreign exchange (gain)/loss, net	(44)	35	319	47

Share-based compensation	8,053	9,767	9,361	1,371

Gain on buy-back of convertible bond	(16,406)	(2,076)	(500)	(73)

Adjusted EBITDA (Non-GAAP) (EBITDA excluding foreign exchange gain or loss, share-based compensation and gain on buy-back of convertible bond)	60,446	177,044	154,856	22,687

%of total revenue	11.4%	25.3%	22.7%	22.7%

Home Inns & Hotels Management Inc.
Operating Data

	As of and for the quarter ended
	March 31, 2009	December 31, 2009	March 31, 2010

Total Hotels in operation:	522	616	638
Leased-and-operated hotels	354	390	390
Franchised-and-managed hotels	168	226	248
Total rooms	61,045	71,671	74,256
Occupancy rate (as a percentage)	82.6%	92.9%	90.5%
Average daily rate (in RMB)	158	160	159
RevPAR (in RMB)	130	149	144
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	March 31, 2009	March 31, 2010

Total Hotels in operation:	409	409
Leased-and-operated hotels	289	289
Franchised-and-managed hotels	120	120
Total rooms	49,184	49,184
Occupancy rate (as a percentage)	86%	93%
Average daily rate (in RMB)	159	162
RevPAR (in RMB)	137	151
* “Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.
“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.
“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.